As filed with the Securities and Exchange Commission
                       on January 10, 2000


                   U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                  OR 12(g) OF THE SECURITIES ACT OF 1934


                       NetWeb OnLine.Com Inc.

                   (Name of Small Business in Its Charter)


              TEXAS               75-2767933
(State or other jurisdiction of    (I.R.S. Employer
incorporation or organization)     Identification No.)


3350 N.W. 2nd Ave., Suite A28,
Boca Raton, FL                                33431
(Address of principal executive
offices)                             (Zip Code)


     (561) 289-5175                   (561) 416-1857
  Issuer's Telephone Number:           Telecopier:

                     www.netwebonline.com
                     Issuer=s Website Address

Securities to be registered under
                 Section 12(b) of the Act:          None

Securities to be registered under
                 Section 12(g) of the Act:   Common Stock, $0.001 par value


                              TABLE OF CONTENTS

                                  PART I

Item 1.   Description of Business

(a)  Business Development

1.   Formation of NetWeb Texas

     2.   Acquisition of Shares of NetWeb
     Online.Com (Florida)

     3.   Formation of The Golfing Network.com
     Inc. (Florida)

(b)  Business of Issuer

     1.   Principal Products and Services and
     their Markets

2.   Market

3.   New Products or Services

4.   Competition

5.   Sources of Supply

6.   Major Customers

7.   Patents, Trademarks, Licenses, etc.

8-9  Government Regulation and Approval

10.    Research and Development

11.    Environmental Compliance

12.    Employees

(c)  Reports to Shareholders



Item 2.   Management's Discussion and Analysis

Item 3.   Description of Property


Item 4.   Security Ownership of Certain
Beneficial Owners and Management


Item 5.   Directors, Executive Officers, Promoters
And Control Persons

Item 6.   Executive Compensation


Item 7.   Certain Relationships and Related Transactions


Item 8.   Description of Securities

                                  PART II

          Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Item 2.   Legal Proceedings

Item 3.   Changes in and Disagreements With Accountants

Item 4.   Recent Sales of Unregistered Securities

Item 5.   Indemnification of Directors and Officers


                                 PART F/S

Financial Statements

                                 PART III

Item 1.   Index to Exhibits

Item 2.   Description of Exhibits

Part I

Item 1.   Description of Business.

(a)  Business Development:

1.   FORMATION OF NETWEB TEXAS

NetWeb OnLine.Com Inc. (the "Company") was incorporated in the State of Texas on November 5, 1997 under the name GEAC Inc. On July 26, 1999, it amended its Certificate of Incorporation to change its name to The Golfing Network.Com Inc. On December 14, 1999, it amended its Certificate of Incorporation to change its name to NetWeb OnLine.Com Inc.

2.   ACQUISITION OF SHARES OF
NETWEB ONLINE.COM (FLORIDA)

On December 13, 1999, the Company purchased all the outstanding shares of NetWeb OnLine.Com Inc., a Florida corporation ("NetWeb Florida"), in exchange for the issuance of 2,300,000 shares of common stock and 700,000 shares of its Series I Preferred Stock to the shareholders of NetWeb Florida in a tax-free exchange of shares.

NetWeb Florida was incorporated in Florida on October 5, 1999 for the purposes of engaging in the business of developing, acquiring and operating proprietary, content- based Internet web sites. It has not conducted any business operations to date. Its sole activities have consisted of the purchase of six (6) Internet World Wide Web addresses (URL's) and related web sites, a U.S. Trademark Registration for the mark, The Fans Choice7 and the shares of www.SpectraTV.Net, Inc., a Florida corporation formed to develop audio and video Internet applications, including specialty content programming. All of these assets were purchased from a corporation affiliated with a principal shareholder and director of the Company in exchange for shares of Netweb Florida (see "Certain Transactions").

     3.   FORMATION OF THE GOLFING NETWORK.COM (FLORIDA)

The Golfing Network.Com Inc. (TGNC-Florida) was incorporated in Florida on December 10, 1999 as a wholly-owned subsidiary of the Company. The Company plans to transfer all of the assets related to WonderStickJ golf training product and related golf Internet sites to TGNC-Florida, which will operate the golf product and golf Internet business.

(b)  Business of Issuer:

          (b)(1)    Principal Products and Services and their
          Markets.

Golf Products and Services

The Company was originally formed for the purpose of manufacturing, marketing, promoting and distributing the WonderStick7 golf swing training aid and other golf related products and services. The Wonderstick7 is a patented golf swing training device designed to allow both the beginner and advanced golfer to correct their swing. It was invented by golf professional Ted Staats as an "all-in-one" swing plane training device used to develop and refine the plane and follow-through of the swing. Through repetitive motions, the body becomes acclimated to what is perceived to be the optimum swing, and this learned movement becomes a natural part of the golfer's motion. The Wonderstick7 is based on the theory that by repeating a perfect swing plane over and over, the body becomes trained to swing correctly each time. The Company purchased the patent for the Wonderstick7 and the registered trademark Wonderstick from its owners in 1998 under separate agreements. Both agreements provide for royalties to the prior owners. One of the agreements provides for a reversion of a 50% interest in the patent to the prior owner if certain minimum royalties are not paid.

The Company markets the Wonderstick7 through its proprietary websites Wonderstick.com, The Golfing Network.com and E-TradeGolf.com, as well as through a co-branding agreement with uMember.com, a subsidiary of Wareforce.Com, Inc. (OTCBB:WFRC). Under its agreement with uMember.com, the Company's golf websites will be the exclusive golf product and service provider on uMember.com, a private membership network of 7,000,000 subscribers. In addition to providing its golf "shopping carts" to uMember.com, the Company will provide the Golf Talk Radio show broadcasts to uMember as well. The Company has obtained the exclusive Internet distribution rights to Golf Talk Radio from Vince Mastraco, the owner and radio voice of that program and will arrange for the broadcast of the show through uMember.com. The Company will also provide an on-line golf tee-time reservation program for uMember.com through The NetRes.com.

The Company has entered into an agreement with Dwquailgolf.com, a premier internet golf portal, to provide mirror sites of its Internet "shopping cart" to multiple sites on the internet. The Company will receive 30% of the net profits on all sales made through Dwquail.com and pass 20% on to the mirror sites through which the customers accessed the Company's sites. The Company also recently purchased a 90% interest in E-Trade Golf.Com, an internet auction site devoted to golf products and services. The site is designed to allow the consumer to buy and sell golf products and services through auctions and classified advertisements. In addition to operating as a stand alone site, E-Trade Golf will maintain a mirror site within The Golfing Network.Com.

The Company also markets the Wonderstick7 directly to the public through golf instructors affiliated with the USSOG (United States School of Golf), USGTF (United States Golf Teachers Foundation) and The Golf Instructors Association of America, Wonderstick7 clinics and through bundling of the Wonderstick7 with other golf products and services for sale to the public. The Company's plan is to expand the distribution of Wonderstick7 through additional Internet retailers of golf products and golf instructors. The Company has formed an Advisory Board to assist in the continued designed, development and distribution of golf training devices. The Board consists of the following people:

          Ted Staats, a professional golfer since 1982, he is the inventor of the Wonder Stick and the J.R. Wonder Stick. He has been a professional golf instructor since 1989. Mr.
          Staats is a consultant to the Company.  Since
          1997 he has been the General Manager and Head
          Golf Pro at the Smokey Mountain Golf Club
          (Whittier, NC) and prior to that he was the Head Golf Pro at the Maggie Valley (NC)
          Resort.

          Donald R. Trahan, a teaching golf pro since
          1973, has achieved PGA Master Professional, the highest ranking granted by the Professional Golfers Association (PGA). He is ranked as one of the nation's 100 top golf teachers by Golf Magazine. He owns and operates Links O'Tryon in South Carolina. He is president of the Swing Surgeon Group, engaged in marketing of a variety of golf training aids, books, video and audio tapes.

          Timothy J. Tomassi is the Director of The
          Players School at PGA national Golf Course in
          Palm Beach Gardens (FL) and is a Class "A"
          PGA Teach Professional. He is co-author of five golf instructional books, the co-founder of The L.A.W.'s of Golf learning system, and the systems video tape series. From 1991 to 1995 he served as the golf instructional editor for Golf Illustrated magazine.

          Dr. John R. Stevenson, is currently a
          practicing Board Certified Orthopedic Surgeon as well as a Clinical Assistant Professor in the Department of Orthopedics of Tulane
          University Medical School.

Website Development and Operation

Although the Company was formed originally to sell the WonderstickJ and related golf products, the overall focus of the business changed during 1999 to developing and operating a variety of proprietary commercial Internet worldwide websites.
To that end, the Company purchased the assets of NetWeb-Florida in December 1999. NetWeb-Florida is a development-stage entity that is engaged in the creation, development and operation of proprietary Internet websites. NetWeb-Florida currently owns the following Internet domain names:

FanVote.com
MallConcepts.com
NetWebCollectibles.com
Classics4Lease.com
AmericasHeroes.com
Roswell2Space.com
Expo-NewProduct.com
NetWeb Online.com.

FanVote.com and MallConcepts.com are in varying stages of development. FanVote.com will be a site to which sports enthusiasts will come to express their opinions on sports questions and topics in a variety of sports. The Company has filed an application to register FanVote.ComJ as a United States trademark. MallConcepts.com is intended to become a full-service general merchandise shopping mall. Both websites will generate revenues from the sale of "logo" merchandise on each site and banner and website advertising. In addition to further development of these websites, NetWeb-Florida intends to engage in a continual program of website acquisitions, concentrating on purchasing operating sites.

(b)(2)    Market:

The sale of products and services over the Internet has grown dramatically in recent years. In 1996, approximately $500 million in goods and services were estimated to have been sold through the Internet worldwide. In 1998, that number had grown to $10 billion. In just this 1999 Christmas holiday season, Forrester Research estimates that more than $6 billion was spent in the United States alone on Internet shopping. Most experts predict that this number will continue to grow as the number of people with access to the Internet grows, as the speed of Internet connections increases, as security for Internet transactions is enhanced and as fulfillment of Internet orders is improved.

Companies are still seeking the optimum business model for exploiting this explosion of Internet use. The key to success is attracting users to one's website. Many companies are seeking to achieve this through generic-type names - Hollywood.com, Food.com, etc. Others have established well-known names or have expended substantial sums to promote new names such as Amazon.com, Ebay.com, Buy.com, Toys-R-Us.com. These entities have also sought to establish alliances or affiliations with other websites, online service providers or search engines to enable easy and widespread access to their websites. The Company's aim is to establish well-known or easy-to-find names such as The Golfing Network or FanVote which will attract users. The Company also intends to locate its web "shopping carts" on other broad-based proprietary websites as the exclusive provider of the particular product or service offered. This is the philosophy behind the Company's recent agreement with uMember.com, under which the Company's shopping cart will be the exclusive source for golf related products on that closed membership website with more than 7 million members.

The Company also intends to leverage the success of its site to attract banner advertising from other websites. In this manner, the Company will receive revenues from placement of the ads and from "click-through" traffic from the Company's sites to the advertised sites. The success of the Company's MallConcept.com and The Golfing Network.com sites will also result in revenues from other sites placing their "shopping carts" on the Company's sites. This activity would enable the Company to generate revenues from website management fees, revenue sharing of on-line advertising and a percentage of revenues from all products and services sold through participating shopping carts.

(b)(3)        New Products or Services.

The Company expects to maintain an active program of evaluating potential acquisition of other operating proprietary websites to offer a variety of new products or services and generate revenue for the Company. The Company also expects to continue to engage in the process of developing new content for all of its proprietary websites.

(b)(4)       Competition.

All phases of electronic commerce and Internet industries are intensely competitive. In addition to competing with other Internet marketing companies, the Company must also compete with established retailers who have established Internet outlets for their products. Most of the entities with which the Company must compete are more well-established and well-financed than the Company. The Company believes that the key to competing successfully will be the ability to expand the number of proprietary content websites it owns or manages and to attract users to its websites and transfer them to the websites of its advertisers. The Company believes that it can achieve success in these areas by continuing to promote its existing sites and through the strategic acquisition or partnering with other sites. However, the Company will be competing in such efforts with other more well-established and well-financed entities, as a result of which, there can be no assurance that the Company will be able to compete successfully with them.



(b)(5)     Sources of Supply.

The Company's Wonderstick7 product is assembled and purchased for the Company by New Beginnings Manufacturing Company in North Carolina, under a manufacturing agreement dated
September 17, 1998. The agreement grants New Beginnings the exclusive right to manufacture the Wonderstick7 subject to quality and quantity requirements.

The Company intends to utilize third party subcontractors to develop website content, especially during the initial stages of the Company's operations. No such subcontractors have been engaged to date.

(b)(6)     Major Customers.

The Company is not dependent upon any customer or group of customers for a substantial part of its revenues.

               (b)(7)    Patents, trademarks, licenses, etc.

The Company is the owner of a U.S. Patent Number
5,529,306 issued June 25, 1996 for the WonderStick7 golf swing training device. The Company is the owner of the registered trademark WonderStick7 and the registered service mark, The Fans Choice7. The Company also has a pending application to register the service mark FanVote.com. The Company intends to protect all of its intellectual property through appropriate state and federal registrations.

(b)(8-9)    Government Regulation and Approval.

The electronic commerce industry is subject to various federal and state laws and regulations pertaining to privacy, obscenity/decency, "spamming" (abuse of unsolicited electronic communications) and domain name registration and use. Until 1999, the registration of domain names was conducted exclusively through Network Solutions Inc. ("NSI"), under authority from the U.S. Government. Early in 1999, the right to conduct such registrations was opened to other companies under government authority. NSI and other domain name registrars have established procedures for resolving trademark and tradename disputes between domain names and other trademarks or tradenames. The Company intends to comply with all applicable regulations and approval requirements.

(b)(10)   Research and Development.

The Company has not expended any money for research and development in the last fiscal year.

(b)(11)   Environmental Compliance.

The Company does not anticipate any significant costs to comply with environmental laws or regulations.

(b)(12)  Employees.

As of December 31, 1999, the Company had one (1) full-time employee, its president, Bryan J. Efimov.

(c) Reports to Shareholders. At the time of the filing of this registration statement, the Company is not subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effective date of this registration statement, the Company will be subject to the Exchange Act reporting requirements and, in accordance therewith, will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by the Company may be inspected and copied at the public reference facilities maintained by the Commission at its principal offices at Judiciary Plaza, 450 5th Street NW, Washington, D.C. 20549. Such reports, proxy statements and other information may also be obtained from the website maintained by the Commission at http://www.sec.gov. Copies of these materials can also be obtained at prescribed rates from the public reference section of the Commission at its principal offices in Washington D.C., as set forth above.

          Item 2.   Management's Discussion and Analysis or Plan of
          Operation.

Plan of Operations.

The Company was formed in November 1997 to purchase a patent and related rights to the Wonderstick7 golf swing training device. During its first full fiscal year ended September 30, 1999, the Company generated its first sales revenues from the sale of the Wonderstick. In December 1999, the Company acquired all the outstanding shares of NetWeb OnLine.Com Inc., a development stage company. This acquisition was made to further the Company's current primary business objective, which is the development and acquisition of Internet websites to sell a variety of products and services, including the Wonderstick.

In furtherance of this objective, the Company has entered various agreements with strategic partners. In 1999, the Company reached agreement with uMember.com to become the sole supplier of golf products and services on that seven million member website. It also reached agreement with Dwquailgolf.com to place its "shopping cart" on that site. It is in the process of negotiating an option to purchase a one-third interest in Dietplace.com, a website designed to sell a wide variety of health and diet related products and services. In addition to Internet marketing, the Company also intends to sell Wonderstick products through golf professionals and pro shops.

During the next twelve (12) months, the company intends to continue to seek acquisitions and strategic alliances within the internet marketing field. To date, the Company has succeeded in making its strategic acquisitions, as well as obtaining services required to develop its business, primarily through the issuance of common and preferred stock in exchange for products or services and from the proceeds of the private sale of securities. Although it intends to continue to pursue that same method in the next twelve months, it expects that it will need to generate additional cash flow to fulfill its business plan. To that end, the Company expects to generate increased revenues from the sale of the Wonderstick and expects to begin to generate revenues from the sale of advertising on its websites and from the development and management of websites for other entities desiring to place their internet "shopping carts" on the Company's web portals. In addition, it intends to seek investment capital from the private or public offering of securities during the first six (6) months of 2000. If it is unable to generate cash flow from these sources, it does not expect that it will have sufficient cash to fulfill its current business plan.

The Company does not anticipate engaging in any product research and development in the coming year. However, as described above, it will continue to develop websites, as well as content for such websites, through outside consultants and contractors.

The Company does not plan to make any purchases or sales of a plant or significant equipment in the coming year. The Company's manufacturing needs for the Wonderstick7 are fulfilled by a contract manufacturer in North Carolina. The Company has no plans to add manufacturing facilities in the coming year.

The Company has one current active employee, its president and founder Bryan Efimov. During the coming year, as the Company's business expands and the number of websites increases, the Company expects that it may need to add administrative personnel. Sales and website development are expected to continue to be conducted by independent contractors. However, as the business expands and as cash flow permits, the Company may add employees to handle some of those functions.

Item 3.   Description of Property.

The Company maintains its executive and administrative offices on an office sharing arrangement for nominal rental at 3350 N.W. 2nd Avenue, Suite A-28, Boca Raton, Florida 33431. The
Company also maintains temporary offices in McKinney, Texas.

          Item 4.   Security Ownership of Certain Beneficial Owners and
          Management.

The following table sets forth information as of December 31, 1999 with respect to the beneficial ownership of the Company's securities by officers and directors, individually and as a group. To the Company's knowledge, on December 31, 1999, there were no holders of more than 5% of the Company's Common Stock other than Bryan and Patricia Efimov (joint tenants), Theodore and Sylvia Efimov (joint tenants), Paul M. Galant, Harvey Judkowitz, First Financial Network, Inc. and Capital Publications Corp. Unless otherwise indicated, all shares are beneficially owned and sole investment and voting power is held by the beneficial owners indicated. On December 31, 1999 there were 4,647,447 shares of Common Stock, 762,703 shares of Series I Convertible Preferred Stock and 200,000 shares of Series II Redeemable Preferred Stock outstanding. No shares of any other class of capital stock are outstanding.


Name and address
of beneficial owner     Title of Class   Amount and nature
                                         of beneficial
                                         ownership          Percent
                                                              of
                                                            Class
Bryan J. and            Common           250,000   Direct   5.4%
Patricia Efimov
(jt. tens.)
4419 Santa Fe Lane
McKinney, TX 75070

Theodore A. and         Common           250,000   Direct   5.4%
Sylvia A.               Series I  Preferred 15,026 Direct   2.0%
Efimov, (jt.tens.)      Series II Preferred 200,000 Direct  100%
9114 W. 126th Street
Palos Park, IL 60464

Paul M. Galant          Common           800,000   Direct   17.3%
470 N.E. 25th Terrace   Series I Preferred 300,000 Direct   39.4%
Boca Raton, FL 33431

Harvey Judkowitz        Common           400,000   Direct   8.6%
10220 S.W. 124th Street Series I Preferred 50,000  Direct   16.0%
Miami, FL 33176

First Financial         Common           400,000   Direct   8.6%
Network, Inc.           Series I Preferred 300,000 Direct   39.3%
2431 Bimini Lane
Ft. Lauderdale,
FL 33312

Jeffrey A.Weinstein     Series I Preferred 50,000  Direct   6.6%
8221 S.W. 15th Street
Apt. 1222
Plantation, FL 33324

Capital Publication     Common Stock       250,000 Direct   5.4%
Corp.
1450 S. Dixie Highway
Boca Raton, FL  33432

All Officers and        Common             1,700,000 Direct 36.6%
Directors as a          Series I Preferred 365,026 Direct   47.9%
group (4 persons)       Series II Preferred 200,000 Direct  100%


          Item 5.   Directors, Executive Officers, Promoters and Control
          Persons.

The Company's executive officers and directors are as follows:

Name                      Age         Position

Bryan J. Efimov            35         President and Director

Paul M. Galant             58         Secretary, Treasurer and
                                      Director

Harvey Judkowitz           55         Chief Executive Officer
                                      and Chairman of the Board
                                      of Directors

Theodore A. Efimov         66         Director


The principal occupation, title and business experience of the Company's executive officers and directors during the last five years, including the names and locations of employers, is indicated below:


Bryan J. Efimov, 35, is the President, Director and Co-
Founder of the Company. From 1997 to 1999, he was a Project Manager and Associate Director for Paymentech, Inc., a Dallas, TX credit card processing firm. During that period, he also acted as an independent marketing consultant for a variety of companies, including PSSI, a financial transaction processing firm in Dallas, DWQuail Golf.com, an Internet golf product superstore, and Golf Talk Radio, a San Francisco based syndicated radio program. From 1996 to 1997, he was Director of Operations for Gensar, Inc. (which was purchased by Paymentech in 1997) with responsibilities for contract management, merchant implementation and client services. From 1991 to 1996, he held increasingly responsible positions with Mokarow Financial, Inc., reaching the position of Executive Assistant to the President for this Dallas based credit and debit card processing company. Prior to that, he served as Vice President of Operations for Alaska Ocean Fish
Co.   He is a 1988 graduate of the University of Illinois, with a
B.S. in marketing.

Paul M. Galant, 58, is the Secretary/Treasurer and
Director of the Company. Mr. Galant was the founder of NetWeb OnLine.Com Inc., a Florida corporation ("NetWeb Florida"). He has been a consultant and advisor to the Company since its inception. He was a registered NASD General Securities Principal until August 1997. He has been a business development consultant since 1970. Mr. Galant is currently a director of Meridian USA Holdings Inc. (OTCBB). From time to time, Mr. Galant was a director and officer of non-affiliated developmental stage enterprises. He has been a practicing attorney in the State of New York since 1966. Between 1975 and 1986, Mr. Galant was a founding partner of a Long Island (NY) based full service brokerage firm. Subsequently, he was cofounder, and served as an officer, director and NASD registered general securities principal of several securities brokerage firms in the New York Metropolitan Area. Since 1981, he has been the President of PR Sources Inc, a business development-consulting firm. Since 1996, he has been the President of UniPro Business Group Inc., another business development consultant firm. He received a bachelor's degree in business administration from Adelphi College in 1962, served in the United States Army from 1966-1968 and received his J.D. from Brooklyn Law School in 1965.

Harvey Judkowitz, 55, is the Chairman and CEO of the Company. He has served as President and Director of NetWeb Florida since its formation in October, 1999. Mr. Judkowitz is currently the CFO of Capital International SBIC (Miami, FL) and Phtovoltaic Inc., a start-up internet venture based in Florida. He was the CFO of New Millennium Communications Corp. from August 1998 to march 1999. He is a director of Utilicore Corp., a start-up telecommunications company based in Florida, for which he was the interim CEO from September 1998 to January 1999. Mr. Judkowitz is a certified public accountant and from 1998 until June 1999, he conducted his own accounting practice in Florida. He received a BBA-Accounting from Pace University (NY) in 1967.

Theodore A. Efimov, 66, has been a director of the Company since its inception. For the past 41 years, he has been an independent agent of the State Farm Insurance Company in the Chicago, Illinois area, engaged in the sale of various insurance products. He is the father of the Company's president, Bryan Efimov.

Item 6.    Executive Compensation.

(a)  Compensation

The Company paid no compensation to its executive officers in its last fiscal year.

(b)  Option/SAR Grants in Last Fiscal Year
     (Individual Grants)

No stock option or stock appreciation rights were granted by the Company in its last fiscal year.

     (c)  Aggregated Option/SAE Exercises in Last Fiscal Year And
     Fiscal Year-End
Option/SAR Values

None

(d)  Long Term Incentive Plans-Awards in Last Fiscal Year

None.

(e)  Compensation of Directors

None.


(f)  Employment Contracts

On or about December 30, 1999, the Company's subsidiary, The GolfingNetwork.Com Inc. (FL) entered into an employment contract with Bryan Efimov, pursuant to which Mr. Efimov is employed as President and CEO of TGNC (FL). The term of the agreement is 5 years and provides for annual compensation of $67,200 plus a performance bonus of 1% of sales revenues between $500,000 and $1,000,000 and 3% of sales revenues in excess of $1,000,000.

(g)       Report on Repricing of Options/SARS

The Company has not repriced any options or stock appropriation rights.

Item 7.   Certain Relationships and Related Transactions.

On or about March 20, 1998, the Company issued 150,000 shares of its Common Stock to PR Sources Inc., a Florida corporation controlled by Paul M. Galant, in consideration for business development and consulting services performed for the Company. During 1999, the Company issued an additional 100,000 shares of Common Stock to PR Sources Inc. for business development and consulting services rendered by Mr. Galant and PR Courses Inc. On or about October 7, 1999, prior to the Company's acquisition of NetWeb Florida, NetWeb Florida purchased certain assets from PR Sources Inc. In that transaction, NetWeb Florida issued 700,000 shares of its Common Stock in consideration for the transfer of: (i) six (6) existing World Wide Web addresses and websites; (ii) two (2) proposed websites; (iii) the registered service mark, The Fans Choice7; and (iv) all shares of www.SpectraTV.net Inc., a Florida corporation. After the Company's acquisition of NetWeb Florida, the consulting arrangement between PR Sources Inc. and the Company was terminated and Mr. Galant was elected a Director and Officer of the Company.

On or about December 30, 1999, the Company entered into an employment agreement with Bryan Efimov, President and Director of the Company. The terms of the agreement are described above in Item 6(f).

Other than the above, there are no relationships or transactions required to be disclosed in this Item.

Item 8.   Description of Securities.

The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, $.001 par value per share, 1,000,000 shares of Series I Convertible Preferred Stock $.001 par value and 4,000,000 shares of undesignated Preferred Stock
$.001 par value.

Common Stock: As of December 31, 1999, 4,647,447 shares of $.001 par value Common Stock were issued and outstanding. Holders of common stock are entitled to one vote for each share of Common Stock owned of record on all matters to be voted on by stockholders, including the election of directors. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption provisions. All outstanding Shares of Common Stock are validly issued, fully paid and non-assessable.

Preferred Stock.  As of December 31, 1999, 762,703
shares of Series I Preferred Stock were issued and outstanding. The shares are convertible at any time from and after 12 months after issuance into three shares of the Company's Common Stock. As of December 31, 1999, 200,000 shares of Series II Redeemable Preferred Stock were issued and outstanding. The Series II Redeemable Preferred Stock is redeemable by the Company at the option of the Board of Directors, at $1.50 per share upon the earlier to occur of: (i) February 28, 2000; or (ii) the completion by the Company of a registered public equity offering
in the minimum amount of $2,000,000.   The Company is authorized
to issue up to 3,800,000 additional shares of $.001 par value Preferred Stock upon such terms and conditions as the Board of Directors may determine at the time of issuance, without further action of the stockholders being required. Such preferred shares may or may not be issued in series, convertible into shares of Common Stock, redeemable by the Company or entitled to cumulative dividends. Other terms and conditions may be imposed at the time of issuance. In the event that some or all of the Preferred Stock is issued with a conversion privilege, any future conversion will cause an increase in the number of issued and outstanding shares of Common Stock, and may or may not have a depressive effect on the market value of the Common Stock.

Dividend Policy. The Company has never declared or paid a cash dividend on its Common Stock, nor does it have any present intent to do so in the near future. It is anticipated that all earnings will be retained to provide working capital for the implementation of the business plan, until such time as the directors shall, in their sole discretion, declare that the Company's working capital requirements and cash position will permit a cash distribution to stockholders. Stock dividends may be declared, from time to time, in the sole discretion of the Board of Directors.

Transfer Agent: The Company's transfer agent is Florida
Atlantic Stock Transfer Inc., 7130 Nob Hill Road, Tamarac, FL
33321.

Part II

          Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

(a)  Market Information.

The Company's Common Stock is available for trading through the "pink sheets" maintained by the National Quotation
Bureau under the symbol "TGNC." To the Company's knowledge there have been no open market trades in the Company's Common Stock to date.

(b)  Holders.

As of December 31, 1999, there were 110 record holders of the Company's Common Stock.

(c)  Dividends.

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently anticipates that all future earnings will be retained by the Company to support its growth strategy. Accordingly, the Company does not anticipate paying cash dividends on the Common Stock in the foreseeable future.




Item 2.   Legal Proceedings.

The Company is not a party to any lawsuit, litigation, or regulatory proceeding of any kind, filed, pending or threatened.

Item 3.   Changes in and Disagreements with Accountants.

Not applicable.

Item 4.   Recent Sales of Unregistered Securities.

The Company has issued the following securities in transactions not registered under the Securities Act of 1933 (the
"Act").

1.   1,161,000 shares of Common Stock issued to Bryan
Efimov at par value on or about February 28, 1998 in consideration for cash consideration, organizational funds advanced and services performed for the Company.

2. 1,060,000 shares of Common Stock and 200,000 shares of Series II Redeemable Preferred Stock issued to Theodore
Efimov on or about February 28, 1998 in exchange for payment of $250,000.

3. 466,500 shares of Common Stock issued to three entities.

4.   50,000 shares of Common Stock and 650,000 Common
Stock purchase warrants (all of which warrants were exercised on or before April 6, 1999) issued in a Rule 504 offering dated July
1, 1998.

5.   13,940 shares of Series I Convertible Preferred
Stock sold to the Robert S. Woodruff Profit Sharing Plan on or about July 13, 1998, in exchange for payment of $20,400.

          6. 194,785 shares of Common Stock to various individuals between April and August 1998 in exchange for payment of $74,642.

7.   15,026 shares of Series I Convertible Preferred
Stock issued to Theodore Efimov on or about December 28, 1998 in exchange for payment of $65,818.

8.   1,000 shares of Common Stock issued to Paul M.
Galant in January 1999 for business and financial consulting services to the Company.

9.   20,000 shares of Common Stock and 20,000 Common
Stock Purchase Warrants exercisable at $1.00 per share until April 27, 2004 issued to FAB Corporate Funding Inc. on or about
March 12, 1999, as consideration under a Consulting Agreement dated March 12, 1999 between the Company and FAB.

10. 338,656 shares of Common Stock issued to ten individuals or entities at par value on or about May 1, 1999, in consideration for business development consulting services rendered to the Company.

11.  87,606 shares of Common Stock issued to
WonderStick, Inc. on or about May 1, 1999, in consideration for the acquisition of the WonderStick patent and certain other assets.

12.  33,737 shares of Series I Convertible Preferred
Stock issued to R&R Investments Corp. on or about October 5, 1999 in exchange for a 90% ownership interest in E-Trade Golf.Com.

13. 2,300,000 shares of Common Stock and 700,000 shares of Series I Convertible Preferred Stock issued in exchange for all of the outstanding shares of common stock of NetWeb
OnLine.Com Inc. (FL) pursuant to a Stock Acquisition Agreement dated December 13, 1999.

Item 5.   Indemnification of Directors and Officers.

The By-laws of the Company provide that the Company is authorized to indemnify the officers and directors to the fullest extent allowed under the provisions of the laws of the State of Texas for claims brought against such persons in their capacities as officers and/or directors. Under the Texas Business Corporation Act '2.02-1, such indemnification is considered proper only when the officer or director has met the applicable standard of conduct set forth in '2.02-1. Such indemnification would not shield the directors or officers from liability for acts taken in bad faith or in a manner believed by them not to be in the best interests of the Company or for criminal acts.


                     FINANCIAL STATEMENTS AND
                 REPORT OF INDEPENDENT CERTIFIED
                        PUBLIC ACCOUNTANTS

                      NETWEB ONLINE.COM INC.
           (Formerly "The Golfing Network.Com, Inc.",
                      formerly "GEAC Inc.")

                   September 30, 1999 and 1998

                      NETWEB ONLINE.COM INC.
 (Formerly "The Golfing Network.Com, Inc.", formerly "GEAC Inc.")

                 INDEX TO FINANCIAL STATEMENTS

                                                               PAGE

Report of Independent Certified Public Accountants               3

Financial Statements
Balance Sheets at September 30, 1999 and 1998                    4

Statements of Operations for the year ended
September 30, 1999 and the period
from November 5, 1997 (inception) to September 30, 1998          5

Statement of Changes in Shareholders' Equity for the year ended
September 30, 1999 and the period from November 5, 1997
(inception) to September 30, 1998                                6

Statements of Cash Flows for the year ended September 30, 1999 and the period from November 5, 1997 (inception) to September 30,
1998                                                             8

Notes to Financial Statements                                    9



       REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders of NetWeb OnLine.Com Inc.

We have audited the accompanying balance sheets of NetWeb OnLine.Com Inc. (formerly "The Golfing Network.Com, Inc.", formerly "GEAC Inc.") as of September 30, 1999 and September 30, 1998 and the related statements of operations, changes in shareholders' equity and cash flows for the year ended September 30, 1999 and the period from November 5, 1997 (inception) to September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards.
Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Golfing Network.com, Inc. as of September 30, 1999 and September 30, 1998, and the results of its operations and its cash flows for the year ended September 30, 1999 and the period from November
5, 1997 (inception) to September 30, 1998, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company has incurred losses since its inception, and has not obtained significant financing through the date of this report. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                    KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
December 29, 1999

                      NETWEB ONLINE.COM INC.
 (Formerly "The Golfing Network.Com, Inc.", formerly "GEAC Inc.")

                         BALANCE SHEETS
                   September 30, 1999 and 1998

                             ASSETS
                                        1999      1998

CURRENT ASSETS
Cash                                   $   883    $5,327
Advance to shareholder                  1,250      1,250
Deferred advertising costs              181,791   180,300
      Inventory                          51,830         -
  Prepaid expenses                        2,189    38,029
 Total current assets                    237,943   224,906

OTHER ASSETS
     Patent, net of amortization of $5,605
     and $0                             61,656    20,000

TOTAL ASSETS                            $299,599  $244,906

              LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
      Accrued liabilities                $7,326    $    -
      Other payables                     40,000         -
      Total current liabilities          47,326         -

COMMITTMENTS AND CONTINGENCIES (Notes F, G & I)

LONG TERM LIABILITIES
 Note payable to related party           35,000    35,000

SHAREHOLDERS' EQUITY
Preferred Stock, $.001 par value; 5 million
shares authorized
Series I Convertible, 28,966 and 13,940 shares
issued and outstanding; liquidation preference
$86,218 and $20,400                          29        14
Series II Redeemable, 200,000 issued and
outstanding;
liquidation preference of $300,000          200       200
Common stock, $.001 par value; 30 million
shares authorized,4,058,447 and 2,882,185
issued and outstanding                    4,058     2,882
Additional paid-in capital            1,121,287   354,564
 Accumulated deficit                  (274,301)   (142,254)
                                       851,273    215,406
Less subscriptions receivable from
shareholders                            -         (5,500)
Less notes receivable issued for the
exercise of stock warrants            (634,000)        -
Total Shareholders' Equity             217,273     209,906
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                  $299,599    $244,906


                      NETWEB ONLINE.COM INC.
 (Formerly "The Golfing Network.Com, Inc.", formerly "GEAC Inc.")

                     STATEMENTS OF OPERATIONS
        For the year ended September 30, 1999 and the period from November 5, 1997 (inception) to September 30, 1998

                              1999           1998

REVENUES                      $32,957        $  -

COST OF SALES                   9,996           -

    Gross profit               22,961           -

GENERAL AND ADMINISTRATIVE
EXPENSES                      155,008        142,254

Net loss before income tax
    provision                (132,047)      (142,254)

Provision for income taxes         -         -

Net loss                 $(132,047)          $ (142,254)

Loss per share -
basic and diluted            $(0.04)        $(0.07)

Weighted average number of shares
- basic and diluted           3,412,842      2,165,318

                      NETWEB ONLINE.COM INC.
 (Formerly "The Golfing Network.Com, Inc.", formerly "GEAC Inc.")

           STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
       For the year ended September 30, 1999 and the period from November 5, 1997 (inception) to September 30, 1998

                              Preferred Stock
                              Number of
                              Shares    Amount
Initial issuance of common
stock for cash,
February 1998                  -         $-

Issuance of common stock
for cash, May 14, 1998         -          -

Issuance of Series II
Preferred stock for cash,
May 14, 1998                  200,000   200

Issuance of common stock
for cash, April-August 1998        -     -

Issuance of common stock
for services, May 1998             -     -

Issuance of common stock
for services, May 1998             -     -

Issuance of common stock for
cash July 1, 1998                  -     -

Issuance of warrants for cash
and subscriptions receivable
July 1, 1998                       -     -

Issuance of Series I
Preferred Stock
for cash, July 8, 1998             13,940    14

Net Loss                            -     -


                     NETWEB ONLINE.COM INC.
(Formerly "The Golfing Network.Com, Inc.", formerly "GEAC Inc.")

  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
    For the year ended September 30, 1999 and the period from November 5, 1997 (inception) to September 30, 1998

                                      Common Stock

                                  Number
                                   of
                                  Shares     Amount
Initial issuance of common
stock for cash, February 1998      1,161,000 $   1,161

Issuance of common stock
for cash, May 14, 1998             1,060,000     1,060

Issuance of Series II
Preferred stock for cash,
May 14, 1998                         -             -


Issuance of common stock
for cash, April-August, 1998        144,785          145

Issuance of common stock
for services, May 1998              450,000          450

Issuance of common stock
for services, May 1998                16,400       16

Issuance of common stock for
cash, July 1, 1998                    50,000       50

Issuance of warrants for cash and
subscriptions receivable,
July 1, 1998                           -            -

Issuance of Series I Preferred Stock
for cash, July 8, 1998                  -           -

Net Loss                            -               -

                   NETWEB ONLINE.COM INC.
(Formerly "The Golfing Network.Com, Inc.", formerly "GEAC Inc.")

  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
    For the year ended September 30, 1999 and the period from November 5, 1997 (inception) to September 30, 1998

                              Additional
                               Paid-In         Accumulated
                               Capital         Deficit
Initial issuance of common
stock for cash, February 1998   $    (136)     $    -

Issuance of common stock
for cash, May 14, 1998            48,940            -

Issuance of Series II
Preferred stock for cash,
May 14, 1998                     199,800            -

Issuance of common stock
for cash, April-August, 1998      70,482            -

Issuance of common stock
for services, May 1998                  -           -

Issuance of common stock
for services, May 1998             9,984            -

Issuance of common stock for
cash, July 1, 1998                 3,965            -

Issuance of warrants for cash and
subscriptions receivable,
July 1, 1998                       1,143            -

Issuance of Series I
Preferred Stock
for cash, July 8, 1998            20,386            -

Net Loss                            -             (142,254)

                   NETWEB ONLINE.COM INC.
(Formerly "The Golfing Network.Com, Inc.", formerly "GEAC Inc.")

  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
    For the year ended September 30, 1999 and the period from November 5, 1997 (inception) to September 30, 1998


                                                                                          Subscriptions  Notes
                                Receivable   Receivable     Total
Initial issuance of common
stock for cash, February 1998      $    -         $    -    $ 1,025

Issuance of common stock
for cash, May 14, 1998                  -              -     50,000

Issuance of Series II
Preferred stock for cash,
May 14, 1998                            -              -    200,000


Issuance of common stock
for cash, April-August, 1998            -              -     70,627

Issuance of common stock
for services, May 1998                  -              -        450


Issuance of common stock
for services, May 1998                  -              -     10,000

Issuance of common stock for
cash, July 1, 1998                      -              -      4,015

Issuance of warrants for cash and
subscriptions receivable,
July 1, 1998                        (5,500)            -    (4,357)

Issuance of Series I Preferred Stock
for cash, July 8, 1998                  -              -     20,400

Net Loss                            -                 -    (142,254)

                   NETWEB ONLINE.COM INC.
(Formerly "The Golfing Network.Com, Inc.", formerly "GEAC Inc.")

  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
    For the year ended September 30, 1999 and the period from November 5, 1997 (inception) to September 30, 1998


                        Preferred Stock

                             Number
                               of
                             Shares   Amount
Balance at September 30,
1998                         213,940   214

Issuance of Series I
Preferred stock for cash,
December 24, 1998             15,026    15

Issuance of common stock for
services, January 1999        -         -

Exercise of stock warrants
for notes receivable,
on or before April 6, 1999    -         -

Issuance of common stock
for acquisition of patent,
May 1999                     -          -

Issuance of common stock
for services, June 1999       -         -

Payments received on notes
receivable, July 23, 1999     -         -

Payment of subscription       -         -

Canceled warrant
subscription                  -         -

Net Loss                      -        -

Balances at
September 30, 1999       228,966   $   2229

                   NETWEB ONLINE.COM INC.
(Formerly "The Golfing Network.Com, Inc.", formerly "GEAC Inc.")

  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
    For the year ended September 30, 1999 and the period from November 5, 1997 (inception) to September 30, 1998

                                  Common Stock

                               Number
                                 of
                               Shares       Amount
Balance at September 30,
1998                          2,882,185      2,882

Issuance of Series I
Preferred stock for cash,
December 24, 1998             -               -

Issuance of common stock for
services, January 1999        10,000           100

Exercise of stock warrants
for notes receivable,
on or before April 6, 1999     650,000         650

Issuance of common stock
for acquisition of patent,
May 1999                        87,606          88

Issuance of common stock
for services, June 1999        338,656         338

Payments received on notes
receivable, July 23, 1999          -         -

Payment of subscription            -         -

Canceled warrant
subscription                       -         -

Net Loss                           -         -

Balances at
September 30, 1999         4,058,447      $4,058




                   NETWEB ONLINE.COM INC.
(Formerly "The Golfing Network.Com, Inc.", formerly "GEAC Inc.")

  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
    For the year ended September 30, 1999 and the period from November 5, 1997 (inception) to September 30, 1998

                         Additional
                         Paid-in       Accumulated
                         Capital          Deficit
Balance at September 30,
1998                     354,564        (142,254)

Issuance of Series I
Preferred stock for cash,
December 24, 1998        65,803       -

Issuance of common stock for
services, January 1999   9,900       -

Exercise of stock warrants
for notes receivable,
on or before April 6,
1999                   649,350       -

Issuance of common stock
for acquisition of patent,
May 1999                 8,673       -

Issuance of common stock
for services, June
1999                    33,527       -

Payments received on notes
receivable, July 23,
1999                        -        -

Payment of subscription     -        -

Canceled warrant         (530)       -
subscription

Net Loss                   -      (132,047)

Balances at
September 30, 1999   $1,121,287   $ (274,301)

                    NETWEB ONLINE.COM INC.
(Formerly "The Golfing Network.Com, Inc.", formerly "GEAC Inc.")

  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
     For the year ended September 30, 1999 and the period from November 5, 1997 (inception) to September 30, 1998

                                   Subscriptions       Notes
                                   Receivable        Receivable     Total
Balance at September 30,1998       (5,500)                 -         209,906

Issuance of Series I
Preferred stock for cash,
December 24, 1998                      -                   -         65,818

Issuance of common stock for
services, January 1999                 -                   -         10,000

Exercise of stock warrants
for notes receivable,
on or before April 6, 1999             -               (650,000)       -

Issuance of common stock
for acquisition of patent,May 1999     -                   -         8,761

Issuance of common stock
for services, June 1999                -                   -         33,865

Payments received on notes
receivable, July 23, 1999              -                   16,000    16,000

Payment of subscription            4,970                    -         4,970

Canceled warrant
subscription                         530                    -         -

Net Loss                              -                     -      ($132,047)

Balances at
September 30, 1999                $   -                $(634,000)  $217,273

                      NETWEB ONLINE.COM INC.
 (Formerly "The Golfing Network.Com, Inc.", formerly "GEAC Inc.")

                   STATEMENTS OF CASH FLOWS
     For the year ended September 30, 1999 and the period from November 5, 1997 (inception) to September 30, 1998

                              1999           1998
CASH FLOWS FROM OPERATING
ACTIVITIES
Net Loss                    $(132,047)     $(142,254)
Adjustments to reconcile net
 loss to net cash used in
 operating activities
Depreciation and amortization    5,605               -
Common stock issued for
services                         43,865         10,450
Change in:
Advertising costs                (1,491)        (180,300)
      Inventory                 (12,301)        (38,029)
      Prepaid expenses           (2,189)         -
      Accrued expenses            7,326          -

 Net cash used in operating
 activities                     (91,232)       (350,133)

 CASH FLOWS FROM INVESTING ACTIVITIES
 Advance to shareholder              -         (1,250)
 Deposit on patent                   -        (20,000)

Net cash used in investing
activities                          -         (21,250)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of
common stock, preferred stock
and warrants, including payment
on related notes                     86,788       341,710
Borrowings on note payable                -        35,000

Net cash provided by financing
activities                         86,788         376,710

INCREASE/DECREASE IN CASH          (4,444)        5,327

Cash and cash equivalents at
beginning of period               5,327               -

Cash and cash equivalents at end
of period                          $  883         $5,327

SUPPLEMENTAL INFORMATION ON CASH FLOWS:

Cash paid during the period for:
     Interest                      $-             $      -
     Income taxes                  $-             $      -

Non-cash investing and financing
activities:

Issuance of common stock for
acquisition of patent              $8,761         $      -
Issuance of common stock for
services                          $43,865        $ 10,450
Common stock sold for notes      $650,000        $      -

                    NETWEB ONLINE.COM INC.
(Formerly "The Golfing Network.Com, Inc.", formerly "GEAC Inc.")

               NOTES TO THE FINANCIAL STATEMENTS

NOTE A - NATURE OF OPERATIONS

The Golfing Network.Com, Inc. (the "Company") was incorporated in the State of Texas under the name GEAC, Inc. on November 5, 1997. In 1999 its Certificate of Incorporation was amended to change its name, initially to The Golfing Network.Com and subsequently to NetWeb OnLine.Com Inc. The Company was formed for the purposes of purchasing a patent and other additional business operations.

The Company markets, promotes and distributes the "Wonderstick" golf swing training aid and other golf related products and services. The Company is located in McKinney, Texas and sells products throughout the United States directly to the public through golf instructors and via the internet through its proprietary web sites.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could vary from the estimates that were used.

Income Taxes

The Company accounts for income taxes in accordance with the asset and liability method. Deferred income tax assets and liabilities are computed periodically for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Cash and Cash Equivalents

The Company considers all unrestricted cash on hand and in banks, certificates of deposit and other highly-liquid investments with maturities of three months or less when purchased, to be cash and cash equivalents for purposes of the Statements of Cash Flows.

Inventories

Inventories consist of golf swing training kits. Inventories are stated at the lower of cost or market. The weighted-average cost method is used to determine the cost of inventories.


Advertising Costs

Advertising costs are charged to operations when the advertising first takes place. The Company capitalized $1,491 in September 30, 1999 and $180,300 in September 30, 1998 related to the final version of the infomercial that has yet to be aired. Advertising expense totaled $13,879 for the year ended September 30, 1999 and $69,955 for the period ended September 30, 1998.

Patent

The patent is being amortized straight-line over five years, the estimated useful life of the patent.

Earnings Per Share

The Company computes basic earnings (loss) per share based on the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed based on the weighted average number of shares outstanding, plus the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued.

NOTE C - GOING CONCERN UNCERTAINTY

The ability of the Company to continue as a going concern is dependent on its ability to raise the necessary capital to finance the implementation of its business plan. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or classification of liabilities which may result from the possible inability of the Company to continue as a going concern. Management intends to raise the necessary capital through equity offerings and or debt financing.

NOTE D - RELATED PARTY TRANSACTIONS

During the year ended September 30, 1999 and period ended September 30, 1998, the Company issued 150,000 and 100,000 shares of the Company's common stock, respectively, for services rendered, to a corporation controlled by a director. During the year ended September 30, 1999, the Company paid approximately $18,000 for consulting services to a director and shareholder of the Company.

Note payable to related party consists of an amount due from a significant shareholder. The note is unsecured, bears interest at 7.5%, and matures in February 2003 at which time both principal and interest will be due.

NOTE E - STOCKHOLDERS' EQUITY

During February 1998, the Company issued 100 percent of it's then authorized no par common stock (100,000 shares) for an initial cash contribution of $1,025. Pursuant to a subsequent change in capital structure, the Company amended it's articles of incorporation to establish a par value of $.001 per share, authorized common stock of 30,000,000, and authorized preferred stock of 5,000,000 shares. In conjunction with this change in capital structure, the sole stockholder redeemed all of his shares for 1,161,000 newly authorized shares.

During the period from February 1998 through September 30, 1998, the Company raised $120,627 in cash proceeds through the private placement of an additional 1,204,785 shares of common stock. The Company also issued 450,000 shares of common stock to consultants for services rendered. These shares were recorded at their par value, which was considered to be their fair value at the date of issuance. The Company also issued 16,400 shares of common stock for services rendered. These shares were recorded at $10,000 which was based upon the fair value of the services received.

During the period ended September 30, 1998, the Company completed the initial phase of a Rule 504 public offering of common stock and warrants. Proceeds raised from the offering totaled $4,988, net of $31,512 in offering costs. Gross proceeds received from the offering totaled $36,500. The Company sold 50,000 common shares at an offering price of $.60 per share, and 650,000 warrants at an offering price of $.01 per warrant. The warrants, all of which were exercised in April 1999 in exchange for notes, allowed the holder to purchase one share of the Company's common stock at a price of $1.00. The notes are non-interest bearing and are due and payable only upon the sale of the shares to a third party. As of September 30, 1999, 16,000 of the shares had been sold to third parties and the related amounts were paid to the Company in accordance with the terms of the notes.

During the period from February 1998 through May 15, 1998, the Company completed a private placement of 200,000 of Series II preferred stock. The Company received cash proceeds of $200,000 for the issuance of the shares. Each share of Series II preferred stock is redeemable at the option of the Company at a price of $1.50 per share at the earlier of May 14, 2000, or the completion by the Company of a $2,000,000 net equity offering, and pays no dividends.

On July 8, 1998 the Company completed a private placement of 13,940 shares of Series I convertible preferred stock. The Company received cash proceeds of $20,400 for the issuance of these shares. Each share of Series I preferred stock is convertible into three shares of the Company's common stock at the option of the preferred stockholder, and pays no dividends.

During December 1998 the Company completed a private placement of 15,026 shares of Series I convertible preferred stock. The Company received cash proceeds of $65,818 for the issuance of these shares. Each share of Series I preferred stock is convertible into three shares of the Company's common stock at the option of the preferred stockholder, and pays no dividends.

During the year ended September 30, 1999, the Company issued 438,656 shares of common stock to consultants for services rendered. These shares were recorded at $.10 per share, which was considered to be their fair value at the date of issuance. The Company also issued 87,606 common shares in connection with the acquisition of a patent, recorded at $.10 per share, the fair value at the date of issuance.

NOTE F - PATENT

The Company purchased rights to the "Wonderstick" patent from the two previous owners. The terms and conditions of the agreements are as follows:

The Company purchased the interest of owner number one for future royalties. Under the agreement, owner number one will receive a $1.00 royalty for each unit sold net of returns and giveaways. This agreement will expire on December 31, 2003, at which point the seller would retain no further interest in the patent. In the event, however, that less than 100,000 units have been sold by that time, rights to the patent would revert back to the seller. The Company does have the option to "buy out" the contract for the remainder amount left on the minimum $100,000 ($1.00 per unit for 100,000 units) plus an additional sum of $15,000.

Effective June 3, 1998, the Company has also entered into an agreement to purchase the remaining interest in the "Wonderstick" patent from Wonderstick, Inc. (owner number two). Under the agreement, the Company purchased all the corporate assets of Wonderstick, Inc. (primarily patent and trademark rights) for cash of $60,000 plus royalties and a stock option. A $20,000 cash down payment was made by the Company pursuant to this agreement, and the remaining $40,000 is still payable, and at September 30, 1999 is included in other payables in the accompanying balance sheet. Royalties of 10% of net sales for units sold with a per unit sales price between $15.00 and $34.99 and $2.04 per unit for units sold at $35.00 or higher will be due for a period of five years from the date of closing of the agreement. At closing, the seller was also granted an option to purchase 3 percent of the outstanding common stock of the Company at a total exercise price of $100. In connection with the purchase from owner number two the Company has agreed to enter into a three-year independent contractor agreement. The agreement provides for annual compensation of $40,000 plus an 11 percent commission. As of September 30, 1999 the independent contractor agreement had not been executed.

NOTE G - ADDITIONAL ROYALTIES

In addition to the royalties due the two owners of the patent (see Note F), the Company has also entered into royalty agreements for the endorsement of the Company's product by five industry professionals. The agreements, which expire from April 19, 2000 to May 31, 2000, provide for royalties accumulating to $1.10 per unit to be paid on "endorsed product" sales. Royalties due as of September 30, 1999 have been accrued and are included in accrued liabilities.

NOTE H - INCOME TAXES

Deferred tax assets and liabilities at September 30, 1999 and 1998, consist of the following:

                              1999      1998
Current deferred tax asset         $67,208   $66,657
Current deferred tax liability     (67,208)  (66,657)
                              $     -   $     -

Non-current deferred tax asset     $101,409  $52,591
Valuation allowance           (101,409) (52,591)

                              $       - $      -

The current deferred tax liability results from capitalized advertising costs which were previously deductible for income tax purposes. The non-current deferred tax assets result from the net operating loss carryforward which approximates $446,000 and $322,000 at September 30, 1999 and September 30, 1998, respectively. The net operating loss carryforward, which is subject to annual limitations as prescribed by the Internal Revenue Code, is available to offset future taxable income through 2019. A 100% valuation allowance has been recorded to offset the net deferred tax asset due to the uncertainty of generating future taxable income.

The Company's income tax expense for the year ended September 30, 1999 and the period ended September 30, 1998, differed from the statutory federal rate of 34 percent as follows:

                                  1999           1998
Statutory rate applied to loss
before income taxes              $(44,896)      $(48,366)
Increase (decrease) in income
taxes resulting from:
State income taxes, net of federal
income tax effect                  (3,922)        (4,225)
Increase in valuation allowance    49,369         52,591
Other                              (551)               -
Income tax expense                   $-             $-


NOTE I - SUBSEQUENT EVENTS

Effective December 14, 1999 the Company changed its name to NetWebOnLine.Com Inc. On December 15, 1999 the Company purchased all of the outstanding shares of NetWebOnline.Com Inc., a Florida corporation ("NetWeb Florida"), in exchange for the issuance of 2,300,000 shares of common stock and 700,000 shares of Series I preferred stock of the Company. NetWeb Florida was incorporated in Florida on October 5, 1999 for the purposes of engaging in the business of developing, acquiring and operating proprietary, content-based Internet web sites. It has not conducted any business operations through the date of this report.

Part III

Item 1.                      Index to Exhibits

Exhibit Number           Description

(3)            10   Articles of Incorporation, As Amended
20   By-laws

(10)           Material Contracts

1.   Stock Acquisition Agreement between the
Company and NetWeb OnLine.Com, Inc. (FL), dated as of December
13, 1999.

2.   Employment Agreement between TGNC (FL)
and Bryan J. Efimov dated December 30, 1999.

3.   Sale, Transfer and Assignment of Assets
between PR Sources Inc. and NetWeb OnLine.Com Inc. (FL) dated
October 7, 1999.

4.   Sale, Transfer and Assignment of Federal
Service Mark Registration between PR Sources Inc. and NetWeb
OnLine.Com Inc. dated November 1, 1999.

5.   License and Non-Disclosure Agreement
between Internet Shops, Inc. dated July 30, 1999.

6.   Patent Assignment from Theodore Staats
to the Company, dated April 9, 1998.

7.   Patent Assignment Agreement between
William O. Corder, Jr., and the Company, dated June 2, 1998.

8.   Trademark Assignment from Wonder Stick
Inc., to the Company, dated April 9, 1998.

9.   Asset Purchase Agreement between Wonder
Stick, Inc., and the Company, dated June 3, 1998.

10.  Co-Brand Agreement between uMember.com
Inc., dated November 21, 1999.

11.  Purchase and Sale Agreement between R&R
Investments and the Company, dated December 6, 1999.

12.  Manufacturing Contract between GEAC,
Inc. and New Beginnings Manufacturing, dated September 17, 1998.

(21)           Subsidiaries

NetWeb OnLine.Com (Florida)
The Golfing Network.Com Inc. (Florida)

(27)           Financial Data Schedule

                           SIGNATURES


In accordance with Section 12 of the Securities
Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



 NETWEB ONLINE.COM INC.

                    Dated          By: /s/ Bryan Efimov
          January 10, 2000         Bryan Efimov, President

By: /s/ Paul M. Galant
Paul M. Galant, Chief Financial Officer